Bionomics Limited

19 April 2007

SEC MAIL
RECEIVED PROCESSING
APR 30 2007
WASH. D.C. 186 SECTION

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

07023202

SUPPL

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

PROCESSED
MAY 07 2007
THOMSON
FINANCIAL

Stephen Birrell
CFO & Company Secretary

dw 5/4

Bionomics Limited

ABN 53 075 582 740

ASX ANNOUNCEMENT
19 April 2007

BIONOMICS ESTABLISHES NEW LABORATORY FACILITY TO ACCELERATE LATER STAGE DRUG DEVELOPMENT

Australian biotechnology company, Bionomics Limited (ASX:BNO), today announced that it will establish an integrated chemistry and biology laboratory at its Adelaide headquarters in order to accelerate the development of its expanding pipeline of prospective new drugs.

Under a contract signed today, Bionomics' laboratories will be fitted out to accommodate up to 16 highly qualified scientists, including 12 medicinal chemists. As a result of the initiative, Bionomics' chemists will be able to work more closely with its experts in cancer and disorders of the central nervous system (CNS) in order to rapidly identify promising new drug candidates.

This move represents the final stage of the integration of Melbourne-based Iliad Chemicals, acquired by Bionomics in mid 2005. Well-regarded chemists such as Dr Andrew Harvey from the Walter and Eliza Hall Institute will make the migration from Melbourne to Adelaide. Dr Harvey was awarded the prestigious National Health and Medical Research Council Industry Fellowship in 2006 for his research in identifying new treatments for Multiple Sclerosis.

Dr Bernard Flynn, Bionomics' VP of Chemistry and inventor of the company's MultiCore® chemistry technology said, "Over the past year and a half, Bionomics has added three advanced preclinical programs to its pipeline, with our lead product BNC105 expected to enter the clinic later this year. The objective of this next stage is to further capitalise on the power of our medicinal chemistry platform by linking it more tightly to our unique capabilities in cancer and CNS biology."

"Our drug discovery team is very excited about Bionomics imminent expansion," said Dr Deborah Rathjen, Chief Executive Officer of Bionomics. "This move reflects the consolidation of Bionomics' strategy to have an integrated approach to the discovery and development of new drug candidates."

"BNC105, Bionomics' innovative drug candidate for the treatment of solid tumours continues to make strong progress providing a solid foundation for its entry into clinical trials later this year. With this integration complete, we expect to have a number of new drug candidates generated through Bionomics' proprietary chemistry platform MultiCore® progressing to Phase I clinical trials in the next several years," commented Dr Rathjen.

"The establishment of this expanded facility including the co-localisation of personnel will bring cost savings to Bionomics. The expanded facility will have no significant impact upon our expected cash burn in the future," she said.

FOR FURTHER INFORMATION PLEASE CONTACT:

Bionomics Limited
Dr Deborah Rathjen, CEO & Managing Director
+618 8354 6101 / 0418 160 425
drathjen@bionomics.com.au

Media
Daniella Goldberg
+612 9237 2800 / 0416 211 067
dgoldberg@bcg.com.au

About Bionomics Limited

Bionomics (ASX:BNO) discovers and develops innovative therapeutics for cancer and diseases of the central nervous system. Bionomics has small molecule product development programs in the areas of cancer, anxiety, epilepsy and multiple sclerosis. Bionomics' most advanced program, BNC105 for the treatment of cancer, is based upon the identification of a novel compound that potently and selectively restricts blood flow to tumours. Bionomics' discovery and development activities are driven by its three technology platforms: Angene®, the company's angiogenesis target and drug discovery platform, incorporates a variety of genomics tools to identify and validate novel angiogenesis targets. MultiCore® is Bionomics' proprietary, diversity orientated chemistry platform for the discovery of small molecule drugs. ionX® is a set of novel technologies for the identification of drugs targeting ion channels for diseases of the central nervous system.

For more information about Bionomics, visit **www.bionomics.com.au**

Factors Affecting Future Performance

This announcement contains "forward-looking" statements within the meaning of the United States' Private Securities Litigation Reform Act of 1995. Any statements contained in this press release that relate to prospective events or developments, including, without limitation, statements made regarding BNC105 and its' drug development programs are deemed to be forward-looking statements. Words such as "believes," "anticipates," "plans," "expects," "projects," "forecasts," "will" and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by these forward looking statements, including risks related to our available funds or existing funding arrangements, a further downturn in our customers' markets, our failure to introduce new products or technologies in a timely manner, regulatory changes, risks related to our international operations, our inability to integrate acquired businesses and technologies into our existing business and to our competitive advantages, as well as other factors. Subject to the requirements of any applicable legislation or the listing rules of any stock exchange on which our securities are quoted, we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this announcement.

END